UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

RAIT Financial Trust

(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Henry C. Herms

Almanac Realty Investors, LLC

1140 Avenue of the Americas, 17th Floor

New York, NY 10036

(212) 403-3522

with a copy to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

Eleven Time Square

New York, NY 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609

(1)	Name of reporting persons ARS VI Investor I, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 9,931,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,931,000
(11)	Aggregate amount beneficially owned by each reporting person 9,931,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 12.1%
(14)	Type of reporting person* PN

* (SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Almanac Realty Securities VI, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 9,931,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,931,000
(11)	Aggregate amount beneficially owned by each reporting person 9,931,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 12.1%
(14)	Type of reporting person* PN

* (SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons ARS VI Investor I GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 9,931,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,931,000
(11)	Aggregate amount beneficially owned by each reporting person 9,931,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 12.1%
(14)	Type of reporting person* OO

* (SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Almanac Realty Partners VI, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 9,931,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,931,000
(11)	Aggregate amount beneficially owned by each reporting person 9,931,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 12.1%
(14)	Type of reporting person* OO

* (SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Matthew W. Kaplan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,931,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,931,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,931,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 12.1%
(14)	Type of reporting person* IN, HC

* (SEE INSTRUCTIONS)

CUSIP No. 749227609

Item 2 – Identity and Background.

The following shall be added to respective sections of Item 2:

(a)	On December 31, 2013, the Investor was converted from a Delaware limited liability company to a Delaware limited partnership, and its name was changed to “ARS VI Investor I, LP”.

ARS VI Investor I GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Fund (the “Investor GP”), is added as a Reporting Person under this Schedule 13D/A.

(b)	The principal business address of the Reporting Persons and each Officer has been changed to c/o Almanac Realty Investors, 1140 Avenue of the Americas, 17th Floor, New York, NY, 10036.

(c)	The principal business of the Investor GP is to serve as the general partner of the Investor.

Mr. Kaplan may be deemed to have a beneficial interest in the Common Shares by virtue of his indirect control of the Investor GP’s power to vote and/or dispose of the Common Shares. Mr. Kaplan disclaims beneficial ownership of the Common Shares except to the extent of his pecuniary interest, if any, therein.

(f)	The citizenship of the Investor GP is Delaware limited liability company.

Item 3 – Source and Amount of Funds or Other Consideration.

The following shall be added to Item 3:

A fourth draw down under the Purchase Agreement occurred on March 27, 2014 (the “Fourth Draw Down”). At the Fourth Draw Down, the Investor paid $35.0 million of the Total Commitment, of which $3,215,100 was allocated to the Warrants, and the Issuer issued an additional 3,475,850 Warrants to the Investor.

The funds used for the acquisition of the Warrants issued at the Fourth Draw Down came from the working capital of the Investor, which in turn was obtained from capital contributions from the limited partners of the Fund.

The final paragraph of Item 3 shall be deleted in its entirety and replaced with the following:

The description of the Purchase Agreement and Warrants herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement and the Common Share Purchase Warrants, dated October 17, 2012, November 15, 2012, December 18, 2012, and March 27, 2014, between the Issuer and the Investor (collectively, the “Warrant Agreements”). The Purchase Agreement was previously reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012 and is incorporated herein by reference. The Warrant Agreements were previously reported in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012, November 21, 2012, December 18, 2012 and March 27, 2014, respectively, and are incorporated herein by reference.

Item 5 – Interest in Securities of the Issuer.

Item 5(a),(b) shall be deleted in its entirety and replaced with the following:

(a),(b) According to certain representations and warranties of the Issuer contained in documents delivered to the Investor at the Fourth Closing, as of March 27, 2014, there were 81,861,266 issued and outstanding Common Shares. After giving effect to the issuance of the securities at the First Draw Down, the Second Draw Down, the Third Draw Down and the Fourth Draw Down, the Reporting Persons have reason to believe that there are 81,861,266 issued and outstanding Common Shares.

The Fund reports beneficial ownership of 9,931,000 Common Shares, representing 12.1% of issued and outstanding Common Shares.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,931,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,931,000 shares of Common Stock.

The Fund specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The GP reports beneficial ownership of 9,931,000 Common Shares, representing 12.1% of issued and outstanding Common Shares.

The GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,931,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,931,000 shares of Common Stock.

The GP specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The Investor reports beneficial ownership of 9,931,000 Common Shares, representing 12.1% of issued and outstanding Common Shares.

The Investor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,931,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,931,000 shares of Common Stock.

The Investor specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The Investor GP reports beneficial ownership of 9,931,000 Common Shares, representing 12.1% of issued and outstanding Common Shares.

The Investor GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 9,931,000 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 9,931,000 shares of Common Stock.

The Investor GP specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

Mr. Kaplan may be deemed the beneficial owner of 9,931,000 Common Shares, representing 12.1% of issued and outstanding Common Shares.

Mr. Kaplan has the sole power to vote or direct the vote of 9,931,000 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 9,931,000 shares of Common Stock; and has shared power to dispose or direct the disposition 0 shares of Common Stock.

Mr. Kaplan specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

Under the provisions of the Warrants, the number of Common Shares underlying the Warrants and their exercise price are subject to certain adjustments. Pursuant to such provisions, the number of Common Shares underlying the Warrants was adjusted to 10,153,168. However, the Issuer will not be obligated to issue in excess of 9,931,000 Common Shares, in the aggregate, to the Reporting Persons upon their exercise of the Warrants, unless the Issuer elects to seek, and obtains, shareholder approval for the issuance of such excess Common Shares in accordance with NYSE listing requirements. The Issuer will pay cash or issue a 180 day unsecured promissory note, or a combination of the foregoing, equal to the market value of any Common Shares it cannot issue as a result of this limit.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The final paragraph of Item 6 shall be deleted in its entirety and replaced with the following:

At the First Closing, the Issuer issued 1,347,133.4 Common Share Appreciation Rights (“SARs”) to the Investor. At the Second Closing, the Issuer issued an additional 1,347,133.4 SARs to the Investor. At the Third Closing, the Issuer issued an additional 1,683,916.75 SARs to the Investor. At the Fourth Closing, the Issuer issued an additional 2,357,483.45 SARs to the Investor. Under the provisions of the SARs, the number of Common Shares underlying the SARs and their exercise price are subject to certain adjustments. Pursuant to such provisions, the number of Common Shares underlying the SARs was adjusted to 6,886,351.2. The SARs were previously reported on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012, November 21, 2012, December 18, 2012 and March 27, 2014, respectively, and are incorporated herein by reference.

Item 7 – Material to be Filed as Exhibits.

The following shall be added to Item 7:

Exhibit 3 – Joint Filing Agreement dated March 28, 2014, between the Fund, the GP, the Investor, the Investor GP and Mr. Kaplan.

Exhibit 4 – Common Share Purchase Warrant No. 4 dated March 27, 2014 issued by the Issuer to the Investor, reported as Exhibit 4.1 to the Issuer’s Report on Current Form 8-K filed with the Securities and Exchange Commission on March 27, 2014.

Exhibit 5 – Common Share Appreciation Right No. 4 dated March 27, 2014 issued by the Issuer to the Investor, reported as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 28th day of March, 2014.

Almanac Realty Securities VI, L.P.

By:	Almanac Realty Partners VI, LLC, its general partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

Almanac Realty Partners VI, LLC

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

ARS VI Investor I, LP

By:	/s/ Henry C. Herms
Name:	Henry C. Herms
Title:	Treasurer

ARS VI Investor I GP, LLC

By:	/s/ Henry C. Herms
Name:	Henry C. Herms
Title:	Authorized Person

/s/ Matthew W. Kaplan
Matthew W. Kaplan